Free Writing Prospectus	Filed Pursuant to Rule 433
(To the Preliminary Prospectus	Registration Statement No. 333-134986
Supplement dated May 5, 2009)
D.R. Horton, Inc.
$450,000,000
2.00% Convertible Senior Notes due 2014
PRICING TERM SHEET
May 7, 2009

Issuer:	D.R. Horton, Inc., a Delaware corporation (“D.R. Horton”).

Common Stock Symbol:	DHI.

Title of Securities:	2.00% Convertible Senior Notes due 2014 (the “notes”).

Principal Amount:	$450,000,000 aggregate principal amount of notes (excluding the underwriters’ option to purchase up to $50,000,000 of additional aggregate principal amount of notes).

Maturity Date:	May 15, 2014, subject to earlier repurchase or conversion.

Interest Rate:	2.00% per annum.

Interest Payment Dates:	Semi-annually in arrears on May 15 and November 15 of each year, beginning November 15, 2009.

Interest Record Dates:	Each May 1 and November 1, beginning on November 1, 2009.

Public Offering Price:	100.00%.

Yield to Maturity:	2.00%.

Closing Stock Price:	$10.79 on the New York Stock Exchange as of May 6, 2009.

Initial Conversion Price:	Approximately $13.06 per share of issuer’s common stock.

Initial Conversion Rate:	76.5697 shares of issuer’s common stock per $1,000 principal amount of notes.

Trade Date:	May 7, 2009.

Settlement Date:	May 13, 2009 (T+4).

It is expected that delivery of the notes will be made against payment therefor on or about May 13, 2009, which will be the fourth business day following the trade date of the offering (such settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the trade date will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the trade date should consult their own advisors.

Authorized Denominations:	$2,000 and integral multiples of $1,000 in excess thereof.

CUSIP / ISIN:	23331A BB4 (CUSIP) / US23331ABB44 (ISIN).

Book-Running Manager:	Citigroup Global Markets Inc.

Joint Lead Managers:	J.P. Morgan Securities Inc.
UBS Securities LLC
Wachovia Capital Markets, LLC

Net Proceeds:	The net proceeds, after deducting underwriters’ discounts and commissions and before deducting other estimated offering expenses payable by us, from the sale of the notes offered hereby will be $438,750,000 ($487,500,000 if the underwriters’ option to purchase up to $50,000,000 of additional aggregate principal amount of notes is exercised in full).

Adjustment to Conversion Rate Upon Certain Make-Whole Fundamental Changes:	The following table sets forth the number of additional shares of D.R. Horton’s common stock to be received per $1,000 principal amount of notes upon conversion in connection with a make-whole fundamental change based upon hypothetical stock prices and effective dates as specified in the chart below:

	Stock Price
Effective Date	$10.79	$12.00	$13.00	$15.00	$17.50	$20.00	$22.50	$25.00	$30.00	$35.00	$40.00	$50.00
May 13, 2009	16.1087	13.2370	10.9195	7.6201	5.0489	3.4564	2.4247	1.7332	0.9157	0.4891	0.2516	0.0316
May 15, 2010	16.1087	13.5121	11.0177	7.5128	4.8425	3.2332	2.2199	1.5583	0.8043	0.4286	0.2271	0.0479
May 15, 2011	16.1087	13.3662	10.6780	6.9786	4.2620	2.6987	1.7610	1.1778	0.5555	0.2707	0.1287	0.0135
May 15, 2012	16.1087	12.7860	9.8638	5.9804	3.3084	1.8970	1.1251	0.6883	0.2768	0.1155	0.0434	0.0000
May 15, 2013	16.1087	11.2871	8.0399	4.0479	1.7120	0.7355	0.3283	0.1559	0.0433	0.0114	0.0000	0.0000
May 15, 2014	16.1087	6.7636	0.3534	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•    If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, based on a 365-day year, as applicable;

• If the stock price is greater than $50.00 per share (subject to adjustment), no additional shares will be issued upon conversion; and

• If the stock price is less than $10.79 per share (subject to adjustment), no additional shares will be issued upon conversion.

Notwithstanding the foregoing, in no event shall the total number of shares of D.R. Horton’s common stock issuable upon conversion of notes exceed 92.6784 per $1,000 principal amount of such notes, subject to adjustments in the same manner as the applicable conversion rate as set forth under “Description of Notes—Conversion Rate Adjustments” in the prospectus supplement.

Additional Information:	The following replaces footnote (1) to the capitalization table on page S-16 of the preliminary prospectus supplement:

In May 2008, FASB issued FSP APB 14-1. FSP APB 14-1 specifies that issuers of convertible debt that may be wholly or partially settled in cash should separately account for the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The new FSP will become effective for us on October 1, 2009. Had we been able to adopt FSP APB 14-1 on March 31, 2009, and without giving effect to any exercise of the underwriters’ option to purchase up to $50,000,000 of additional aggregate principal amount of notes, a debt discount of $126.5 million would have been recorded for the notes, reducing total homebuilding debt to $3,191.1 million and increasing additional capital by $123.0 million, net of tax.
If any information contained in this Pricing Term Sheet is inconsistent with information contained in the prospectus or the preliminary prospectus supplement relating to the Convertible Notes Offering, the terms of this Pricing Term Sheet shall govern.
The issuer has filed a registration statement (including a prospectus and the related preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting IDEA on the SEC Internet website at www.sec.gov. Alternatively, copies may be obtained by calling Citigroup Global Markets Inc. at 877-858-5407 (toll free).
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